ETERNITY HEALTHCARE INC.

August 10, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Michael F. Johnson Division of Corporation Finance

Dear Sirs:

Re:	Eternity Healthcare Inc. ("the Company") Amendment No. 3 to Registration Statement on Form S-1 Filed June 6, 2011 File No. 333-172061

We refer to your letter of June 22, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed June 6, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Amendment No. 3 to Registration Statement on Form S-1 filed June 6, 2011

Item 16. Exhibits, page 51

Exhibits 5.1 Legality Opinion

1.
Please provide an updated legality opinion in a pre-effective amendment that is filed close in time with the date of desired effectiveness and ensure that the opinion is consistent with comments 18 and 19 of our letter dated March 3, 2011.

Response:  An updated opinion is included with the amended S-1 filed concurrently with this response.

Financial Statements and Supplementary Data

2.	Please update your financial statements pursuant to Rule 8-08(b) of Regulation S-X.

Response:  We have updated the financial statements in the amended S-1 filed concurrently with this response to April 30, 2011.

Yours truly,

ETERNITY HEALTHCARE INC.

Per:  /s/ Francine Salari
Francine Salari, President